SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Incara Pharmaceuticals Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45324E103 (CUSIP Number)

August 28, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard W. Reichow

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 833,819 6. Shared Voting Power 0 7. Sole Dispositive Power 833,819 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 833,819

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer

Incara Pharmaceuticals Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices

79 T.W. Alexander Dr., 4401 Research Commons, Suite 200, P.O. Box 14287, Research Triangle Park, NC 27709-4287

Item 2(a)	Name of Person Filing

Richard W. Reichow

Item 2(b)	Address of Principal Business Office, or, if None, Residence

79 T.W. Alexander Dr., 4401 Research Commons, Suite 200, P.O. Box 14287, Research Triangle Park, NC 27709-4287

Item 2(c)	Citizenship

United States

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

45324E103

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

(a)    As of August 28, 2003, Mr. Reichow beneficially owned an aggregate of 833,819 shares of the Issuer’s Common Stock which includes (i) 393,886 shares owned (of which, 72,917 shares are unvested shares of restricted stock) by Mr. Reichow, (ii) 436,093 shares issuable upon exercise of options held by Mr. Reichow and (iii) 3,840 shares issuable upon exercise of warrants held by Mr. Reichow.

(b)    Percent of class: 5.7%

(c)    Number of shares as to which such person has:

(

(i)     Sole power to vote or to direct the vote: 833,819

(ii)    Shared power to vote or to direct the vote: 0

(iii)  Sole power to dispose or to direct the disposition of: 833,819

(iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003 Date

/s/ RICHARD W. REICHOW Richard W. Reichow